News Release TSX-V: PDO 11-04 February 18, 2011

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PORTAL COMPLETES PRIVATE PLACEMENT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) (the “Company”) is pleased to announce that it has completed its previously announced non-brokered private placement of units (“Units”) by issuing a total of 6,410,000 Units at a price of $0.125 per Unit for gross proceeds of $801,250 (the “Private Placement”).  Each Unit consisted of one common share of the Company (“Share”) and one common share purchase warrant (“Warrant”). Each Warrant is exercisable for one common share of the Company at a price of $0.15 until February 17, 2012.  Certain directors and officers of the Company subscribed for approximately 25% of the total number of Units sold under the Private Placement.

The Shares and Warrants comprising the Units issued pursuant to the Private Placement, and the common shares issuable upon exercise of the Warrants, are subject to a hold period that expires on June 18, 2012.  In connection with the Private Placement, the Company paid finder’s fees totaling $10,500 to two finders at arm’s length to the Company.

The Private Placement is subject to the final approval of the TSX Venture Exchange.

The securities of the Company and the securities issued pursuant to the Private Placement have not and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Portal Resources Ltd. has offices in both Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources in North America. Please refer to the Company’s website at www.portalresources.net for additional information.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net